DUNDEE BANCORP INC.
ANNOUNCES THIRD QUARTER 2003 FINANCIAL RESULTS

Toronto, Ontario, November 14, 2003, Dundee Bancorp (DBC.A - TSX) is pleased to report its third quarter financial results for 2003. Earnings for the nine months ended September 30, 2003 were $42.0 million or $1.66 per share compared with a loss of $1.8 million or $0.07 per share for the same period in 2002. The Company's operating results reflect realized investment gains which increased substantially during the first three quarters of this year compared with the same period in 2002. Positive results in the wealth management division, which reported earnings from operations of $17.8 million during the first nine months of 2003 compared with $2.2 million in the same period of 2002, also contributed to improved operating results.

On a quarterly basis, net earnings increased from a loss of $7.3 million in the third quarter of 2002 to earnings of $4.9 million in the same period of 2003. This has resulted in earnings per share of $0.20 in the third quarter of 2003 compared with a loss of $0.29 in 2002.

Highlights during the recently completed quarter include the following:

  Our 84%-owned subsidiary, Dundee Wealth Management Inc., reported strong financial results for the third quarter, with EBITDA1 of $19.2 million in the quarter and net earnings of $2.7 million. On a year-to-date basis, EBITDA was $56.3 million compared with $31.3 million in the first three quarters of 2002. AUM2 and AUA2 continued to grow and reached a combined level in excess of $19 billion on September 30, 2003. "Most impressive is the fact that our investment management division reached an important milestone, in that in October we achieved AUM exceeding $10 billion. This is testament to the fact that our mutual funds continue to achieve above average gross and net sales results, which in the first nine months of 2003 already exceeds gross and net sales levels for all of 2002." states Ned Goodman, Chairman, President and CEO of Dundee Wealth and President and CEO of Dundee Bancorp.

  On November 11, 2003, Dundee Wealth announced that it had entered into an agreement to acquire 100% of Cartier Partners Financial Group Inc. by way of a public take-over bid for aggregate consideration of $123.4 million, consisting of a combination of $95.2 million cash and 3.737 million common shares of Dundee Wealth. Dundee Wealth will also assume debt approximating $90 million and will acquire the 30% non controlling interest in Cartier Mutual Funds for a further $4 million. Upon completion of the transaction, Dundee Wealth will emerge with more than $36 billion in combined AUM and AUA and over 3,800 independent financial and insurance advisors, and will be the largest independent financial advisory network in Canada. Dundee Bancorp has provided a bridge financing facility for this transaction.

  As a result of the plan of arrangement completed in June 2003, the operating results of Dundee Realty's land and housing business are now consolidated with those of Dundee Bancorp. During the third quarter, real estate operations contributed revenues of $30.3 million and net income of $0.6 million to Dundee Bancorp.

  As a result of dispositions throughout 2003, the carrying value of the Company's investment portfolio decreased by 18% to $353.8 million on September 30, 2003, compared with $428.9 million on December 31, 2002. By comparison, the market value of the portfolio was $424.8 million on September 30, 2003, compared with $440.4 million at the end of 2002, a decrease of only 4%.

SEGMENTED OPERATING RESULTS

For the nine months ended September 30, 2003 compared with the nine months ended September 30, 2002
(in thousands of dollars)
For the nine months ended	Wealth	Corporate and		Oil and Gas
September 30, 2003	Management	Investment Portfolio	International	Activities	Real Estate	Intersegment	TOTAL
REVENUES
Management and administration fees	$118,811	$-	$2,851	$-	$-	$-	$121,662
Redemption fees	8,038	-	-	-	-	-	8,038
Financial services	103,283	2,517	438	-	-	(2,512)	103,726
Real estate revenue	-	-	-	-	29,916	-	29,916
Oil and gas sales, net of royalties	-	-	-	9,203	-	-	9,203
Investment income (loss)	349	33,807	(779)	(964)	425	(886)	31,952
	230,481	36,324	2,510	8,239	30,341	(3,398)	304,497
EXPENSES
Selling, general and administrative	92,323	6,572	3,105	1,318	504	(2,512)	101,310
Variable compensation	58,303	-	-	-	-	-	58,303
Trailer fees	23,580	-	-	-	-	-	23,580
Operating costs, real estate	-	-	-	-	28,639	-	28,639
Operating costs, oil and gas properties	-	-	-	4,016	-	-	4,016
	174,206	6,572	3,105	5,334	29,143	(2,512)	215,848
OPERATING EBITDA	56,275	29,752	(595)	2,905	1,198	(886)	88,649
Amortization of deferred sales commissions	31,685	-	-	-	-	-	31,685
Depreciation and amortization	3,838	816	86	1,398	632	-	6,770
Interest expense	2,906	9,417	11	30	-	(886)	11,478
OPERATING EARNINGS (LOSS)	$17,846	$19,519	$(692)	$1,477	$566	$-	38,716
Equity earnings							10,258
Dilution loss							(1,312)
Income taxes							(2,234)
Non controlling interest							(3,472)
							$41,956

(in thousands of dollars)
For the nine months ended	Wealth	Corporate and		Oil and Gas
September 30, 2002	Management	Investment Portfolio	International	Activities	Real Estate	Intersegment	TOTAL
REVENUES
Management and administration fees	$84,680	$-	$2,133	$-	$-	$-	$86,813
Redemption fees	6,227	527	-	-	-	-	6,754
Financial services	92,380	3,637	405	-	-	(3,637)	92,785
Real estate revenue	-	-	-	-	-	-	-
Oil and gas sales, net of royalties	-	-	-	4,676	-	-	4,676
Investment income (loss)	197	4,550	(16)	196	-	(376)	4,551
	183,484	8,714	2,522	4,872	-	(4,013)	195,579
EXPENSES
Selling, general and administrative	83,246	4,873	3,101	1,179	-	(3,637)	88,762
Variable compensation	53,732	-	-	-	-	-	53,732
Trailer fees	15,217	-	-	-	-	-	15,217
Operating costs, real estate	-	-	-	-	-	-	-
Operating costs, oil and gas properties	-	-	-	1,464	-	-	1,464
	152,195	4,873	3,101	2,643	-	(3,637)	159,175
OPERATING EBITDA	31,289	3,841	(579)	2,229	-	(376)	36,404
Amortization of deferred sales commissions	23,141	-	-	-	-	-	23,141
Depreciation and amortization	4,423	585	78	1,327	-	-	6,413
Interest expense	1,568	8,528	27	38	-	(376)	9,785
OPERATING EARNINGS (LOSS)	$2,157	$(5,272)	$(684)	$864	$-	$-	(2,935)
Equity earnings							6,898
Investment provision							(3,973)
Income taxes							(1,978)
Non controlling interest							155
							$(1,833)

SEGMENTED OPERATING RESULTS

For the three months ended September 30, 2003 compared with the three months ended September 30, 2002
(in thousands of dollars)
For the three months ended	Wealth	Corporate and		Oil and Gas
September 30, 2003	Management	Investment Portfolio	International	Activities	Real Estate	Intersegment	TOTAL
REVENUES
Management and administration fees	$41,498	$-	$1,037	$-	$-	$-	$42,535
Redemption fees	2,391	-	-	-	-	-	2,391
Financial services	38,191	830	21	-	-	(825)	38,217
Real estate revenue	-	-	-	-	29,916	-	29,916
Oil and gas sales, net of royalties	-	-	-	2,047	-	-	2,047
Investment income	202	8,238	-	37	425	(287)	8,615
	82,282	9,068	1,058	2,084	30,341	(1,112)	123,721
EXPENSES
Selling, general and administrative	33,007	3,968	1,073	354	504	(825)	38,081
Variable compensation	21,519	-	-	-	-	-	21,519
Trailer fees	8,551	-	-	-	-	-	8,551
Operating costs, real estate	-	-	-	-	28,639	-	28,639
Operating costs, oil and gas properties	-	-	-	680	-	-	680
	63,077	3,968	1,073	1,034	29,143	(825)	97,470
OPERATING EBITDA	19,205	5,100	(15)	1,050	1,198	(287)	26,251
Amortization of deferred sales commissions	10,488	-	-	-	-	-	10,488
Depreciation and amortization	1,223	408	33	506	632	-	2,802
Interest expense	871	3,105	2	23	-	(287)	3,714
OPERATING EARNINGS (LOSS)	$6,623	$1,587	$(50)	$521	$566	$-	9,247
Equity earnings							1,630
Dilution gain							318
Income taxes							(5,157)
Non controlling interest							(1,120)
							$4,918

(in thousands of dollars)
For the three months ended	Wealth	Corporate and		Oil and Gas
September 30, 2002	Management	Investment Portfolio	International	Activities	Real Estate	Intersegment	TOTAL
REVENUES
Management and administration fees	$26,413	$-	$673	$-	$-	$-	$27,086
Redemption fees	1,952	89	-	-	-	-	2,041
Financial services	26,192	1,068	180	-	-	(1,068)	26,372
Real estate revenue	-	-	-	-	-	-	-
Oil and gas sales, net of royalties	-	-	-	1,327	-	-	1,327
Investment income	151	592	106	53	-	(132)	770
	54,708	1,749	959	1,380	-	(1,200)	57,596
EXPENSES
Selling, general and administrative	25,778	1,781	988	372	-	(1,068)	27,851
Variable compensation	16,090	-	-	-	-	-	16,090
Trailer fees	5,130	-	-	-	-	-	5,130
Operating costs, real estate	-	-	-	-	-	-	-
Operating costs, oil and gas properties	-	-	-	581	-	-	581
	46,998	1,781	988	953	-	(1,068)	49,652
OPERATING EBITDA	7,710	(32)	(29)	427	-	(132)	7,944
Amortization of deferred sales commissions	7,260	-	-	-	-	-	7,260
Depreciation and amortization	1,431	200	27	450	-	-	2,108
Interest expense	588	2,870	1	25	-	(132)	3,352
OPERATING LOSS	$(1,569)	$(3,102)	$(57)	$(48)	$-	$-	(4,776)
Equity earnings							(2,007)
Investment provision							(3,973)
Income taxes							2,973
Non controlling interest							477
							$(7,306)

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL RESULTS

RESULTS OF OPERATIONS
THE WEALTH MANAGEMENT DIVISION

Revenues

Total revenues of the wealth management division for the nine months ended September 30, 2003 were $230.5 million compared with $183.5 million for the nine months ended September 30, 2002. Revenues continued an upward trend in the third quarter of 2003 to $82.3 million, a 7% increase from the second quarter and a 15% increase from the first quarter of 2003. Increased revenues reflect higher AUM and improved capital markets performance in this division.

Management fee revenues earned in the third quarter of 2003 were $41.5 million, an increase of $1.6 million over the second quarter of 2003. Year-to-date management fee revenues were $118.8 million compared with $84.7 million earned in the same period of 2002. While the acquisition of DynamicNova accounted for the majority of this increase, Dundee Wealth also earned performance fees of $3.4 million in the first nine months of 2003, primarily from the management of certain tax flow-through share limited partnerships. This compares with $1.5 million in performance fees earned in the same period of 2002.

During the first nine months of 2003, net sales of Dynamic products were $527 million, offset by net redemptions of $255 million of DynamicNova assets. Although the DynamicNova assets continue to be in net redemptions, the redemption rate slowed significantly in the third quarter from previous levels.

Average annualized management fees earned during the first three quarters of 2003 increased to 1.702% from 1.672% in the first three quarters of 2002. Although net sales activity in the first nine months of 2003 continued to be in asset categories paying a lower than average management fee, the average management fee rate has increased as a result of higher management fees earned from certain recently acquired mutual funds.

Redemption fees earned by Dundee Wealth during the first nine months of 2003 were $8.0 million compared with $6.2 million earned in the same period last year. In the first nine months of 2003, clients redeemed assets worth $1.4 billion, including $506 million relating to DynamicNova assets. By comparison, total redemptions in the same period of 2002 were $874 million. The average redemption fee continues to decrease, reflecting both an aging of assets and client preference for a short redemption fee schedule.

Financial services revenue, after elimination of intersegment revenues of $11.2 million (2002 - $10.9 million), was $103.3 million in the first nine months of 2003 compared with $92.4 million in the same period of the previous year. In the first three quarters of 2003, Dundee Wealth earned commission revenue of $77.3 million (2002 - $72.1 million), 84% (2002 -86%) of which was generated by retail operations. Corporate finance operations participated in 104 financing transactions during the first three quarters of 2003 (2002 - 100), generating revenues of $15.7 million, a 3% increase from the $15.2 million earned in the first three quarters of last year. Principal trading operations generated revenues of $11.3 million, an increase of $4.6 million from the previous year.

Expenses

Selling, general and administrative costs of the wealth management division increased on a period-over-period nine month basis by $9.1 million. Of this increase, $6.6 million relates to increased costs in the investment management division of Dundee Wealth, including $3.0 million in increased sub-advisory fees that were inherited as part of the DynamicNova acquisition. Certain of the sub-advisory relationships have been terminated or changed such that these fees will be reduced going forward. The balance of approximately $3.6 million are in respect of costs relating to the completion of the integration of DynamicNova. This integration was completed in the third quarter and accounts for the majority of the increase in selling, general and administrative costs during the third quarter of 2003, compared with the second quarter of this year. Prior to the acquisition of DynamicNova, the selling, general and administrative costs of Dynamic and DynamicNova as separate entities averaged $5.2 million per month. Current operating costs are approximately $3.8 million per month, representing annualized cost saving exceeding $16 million.

Also included in current selling, general and administrative expenses of the wealth management division is $2.2 million incurred for research and due diligence undertaken with respect to an acquisition transaction that was not completed.

Variable compensation costs have increased from approximately $53.7 million in the first three quarters of 2002 to $58.3 million in the same period of 2003. The increase in costs results primarily from an increase in financial services revenue levels. Offsetting this increase, however, is an improvement in contribution margins, being the excess of revenues over variable compensation costs, which have increased from approximately 35% in the first three quarters of 2002 to 37% in the same period of 2003.

Dundee Wealth pays commissions to third-party brokers and dealers who sell mutual fund units on a deferred sales charge basis. For accounting purposes, these commissions are deferred and amortized over a five-year period. Amortization of deferred sales commissions increased to $31.7 million in the first nine months of 2003 compared with $23.1 million in the same period of 2002. The increase in current year amortization expense results primarily from amortization in respect of commissions acquired in the DynamicNova transaction which amounted to $14.7 million.

In the first nine months of 2003, Dundee Wealth paid commissions at an average rate of 4.2% on sales of units purchased on a deferred sales charge basis, for an aggregate of approximately $26.0 million. At September 30, 2003, the carrying value of deferred sales commissions was $75.4 million.

Trailer fees paid by Dundee Wealth during the first three quarters of 2003 were $23.6 million (2002 - $15.2 million), representing, on an annualized basis, 0.4% (2002 - 0.4%) of the average assets managed subject to trailer fees, or approximately 24% (2002 - 23%) of total management fee revenues from these assets.

RESULTS OF CORPORATE AND INVESTMENT PORTFOLIO ACTIVITIES

The Investment Portfolio and Related Income

(in thousands of dollars)	Book	Market
September 30, 2003	Value	Value
Equity accounted investments
Dundee Real Estate Investment Trust*	$132,558	$144,170
Black Hawk Mining Inc.	2,758	6,683
Breakwater Resources Ltd.	26,840	20,498
Other	6,693	7,516
Marketable securities	41,851	34,906
Other portfolio investments	143,068	210,992
	$353,768	424,765
Consolidated investments
Dundee Wealth Management Inc.		435,721
Dundee Realty Corporation (at cost)		65,686
Eurogas Corporation		21,176
		$947,348
*The Company's interest in Dundee REIT is held through units of Dundee Properties Limited Partnership. These limited partnership units are convertible, at the Company's option, into units of Dundee REIT on a one-for-one basis.

During the first nine months of 2003, the Company generated proceeds of $110.8 million, realizing gains of $28.6 million, from sales of certain investments. Included in these transactions are proceeds of $37.4 million generated on the sale of our entire interest in Zemex Corporation.

As at September 30, 2003, 78% of the market value of the portfolio was invested in public company securities, up from 75% at December 31, 2002. Mutual funds and other liquid securities represent 8% of the total portfolio, down from 12% at the end of last year, while private companies represent 14% of the overall portfolio, up from 13% in December 2002.

Income generated by the investment portfolio during the first nine months is summarized in the table below.
(in thousands of dollars)

	2003		2002
	3rd Quarter	YTD	3rd Quarter	YTD
Interest and dividends	$2,265	$5,487	$714	$3,161
Foreign exchange	837	(2,136)	165	168
Realized investment gains	5,451	35,262	915	3,246
Realized investment losses	62	(6,661)	(1,024)	(2,024)
	8,615	31,952	770	4,551
Share of earnings (loss) of equity accounted investments	1,676	10,750	(1,928)	3,914
(Losses) gains from dilutions of interest in equity accounted investments	(46)	(492)	(79)	2,984
Increase in investment provision	-	-	(3,973)	(3,973)
	$10,245	$42,210	$(5,210)	$7,476

In accordance with Canadian generally accepted accounting principles, certain of the Company's investments are accounted for using the equity method whereby the Company includes its proportionate interest in the earnings and losses of these investments in the Company's consolidated earnings. Earnings from equity accounted investees were $10.3 million in 2003 compared to $6.9 million in 2002. Included in equity earnings is $6.3 million earned from the Company's investment in Dundee Realty Corporation ("Dundee Realty") prior to the plan of arrangement and $2.6 million earned from the Dundee Real Estate Investment Trust ("Dundee REIT") since its formation on June 30, 2003. Following an equity issue that was completed by Dundee REIT in November 2003, the Company's interest in Dundee REIT has been reduced from 43% to 37%.

Black Hawk Mining Inc. ("Black Hawk") - During the third quarter of 2003, Black Hawk announced that it had entered into a business combination agreement with Glencairn Gold Corporation ("Glencairn"). The transaction, which concluded in October 2003, resulted in the Company receiving 8.7 million shares of Glencairn for its interest in Black Hawk. As this represents an ownership interest of 9.8%, this investment will no longer be accounted for on an equity basis.

Breakwater Resources Ltd. ("Breakwater") - In the third quarter of 2003, Breakwater announced a $30 million financing which was completed in October 2003. Once escrow conditions have been met and the subscription receipts issued to investors are converted into common shares, the Company's interest in Breakwater will be reduced to 18%. However, to the extent that Dundee Bancorp exercised its 31.8 million warrants exercisable at between $0.19 and $0.20 per share, such interest can increase to 26%. Breakwater's prospects have improved considerably during the current quarter as the price of zinc moved higher. Once the proceeds of the Breakwater financing are released from escrow, they will, in part, be used to reduce Breakwater's debt which will have the effect of decreasing Dundee Bancorp's guarantee to Breakwater's lenders from US$6.5 million to approximately US$3.3 million.

RESULTS OF REAL ESTATE OPERATIONS

On June 30, 2003, Dundee Realty transferred its revenue producing properties to a newly created, publicly traded, real estate investment trust, Dundee REIT. The Company's continuing interest in Dundee REIT is accounted for on an equity basis, with operating results being reported in the Company's corporate and investment portfolio operating segment. Dundee Bancorp and certain management of Dundee Realty acquired all the common shares of Dundee Realty, resulting in an increase of Dundee Bancorp's interest in Dundee Realty to 85%. Following the transfer, Dundee Realty's operating business consists of land development operations in Saskatoon, Regina, Edmonton and Calgary. Dundee Realty also has land development projects in Toronto and Colorado, including a high-rise condominium project in Toronto.

As a result of the acquisition, the operating results of Dundee Realty are consolidated with those of Dundee Bancorp and the Company is reporting a new operating segment for real estate operations effective July 1, 2003, with this quarter being the first reporting period. Accordingly, there are no comparative figures. During the quarter, total real estate revenues were $29.9 million and real estate operating expenses were $28.6 million. These revenues and expenses are further segregated in the table below.
(in thousands of dollars)
Components of real estate operations*		Operating
For the three months ended September 30, 2003	Revenue	Costs	Net
Revenue properties	$1,252	$2,781	$(1,529)
Land	8,413	6,653	1,760
Housing and condominiums	20,095	18,922	1,173
Management fees, rent supplement and other	156	283	(127)
	$29,916	$28,639	$1,277
*Excludes general and administrative costs and depreciation and amortization.

As a part of the creation of Dundee REIT, Dundee Realty entered into the following contractual arrangements with Dundee REIT.

  Dundee Realty maintained the ownership of 50% of the property management company which provides property management services to Dundee REIT. For the quarter ended September 30, 2003, property management revenues, including recovered expenses were approximately $0.3 million.

  As part of the property management arrangements, Dundee Realty agreed to provide Dundee REIT with a rent supplement that is computed using a formula based on vacant space of certain of Dundee REIT's revenue properties. The term of the rent supplement is five years for office and retail space and three years for industrial space. In the quarter ended September 30, 2003, costs associated with the rent supplement aggregated $0.7 million.

  Dundee Realty has agreed to continue to guarantee certain debt associated with properties where such properties and the associated debt have been transferred to an indirect subsidiary of Dundee REIT. As at September 30, 2003, the aggregate of such guarantees were $31 million. Dundee Realty has been indemnified by the subsidiary of Dundee REIT in respect of these guarantees.

RESULTS OF INTERNATIONAL ACTIVITIES

The Dundee Leeds Group, a subsidiary of The Dundee Bank, provides administration and accounting services to third-party hedge and investment funds with approximately $14.4 billion in assets. In the fourth quarter of 2002, the Company made extensive changes to its management and operations in the Dundee Leeds Group. These changes have resulted in improved efficiencies and a 34% increase in management and administration fees in the current year compared to the same period of last year. These improvements were accomplished without increases in operating costs, and our international operations, other than for a foreign exchange loss that has reduced earnings this year, are currently profitable.

OIL AND GAS ACTIVITIES

51%-owned Eurogas Corporation earned $9.2 million in oil and gas revenues in the first nine months of 2003 compared with $4.7 million in 2002. Operating costs have increased from $1.5 million in the first nine months of 2002 to $4.0 million in 2003.

INTEREST EXPENSE

Consolidated interest expense, after intersegment eliminations, was $11.5 million for the nine months ended September 30, 2003 compared with $9.8 million in 2002. Approximately 65% of the Company's total interest expense, or $7.6 million, relates to the Company's $150 million, 6.70% senior debentures issued in September 1997. The balance of interest expense relates primarily to interest paid on the Company's credit facility with a Canadian chartered bank. As part of the DynamicNova acquisition completed in October 2002, the wealth management division inherited certain debt which has resulted in increased interest expense during the first nine months of 2003 of approximately $0.7 million.

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation, depletion and amortization costs in the first nine months of 2003 were $6.8 million, or about $2.3 million per quarter as compared to $6.4 million in the first nine months of 2002 or $2.1 million per quarter. The current quarter depreciation expense includes $0.6 million relating to the Company's real estate operations.

EARNINGS PER SHARE

Earnings per share is computed by dividing net earnings for the period by the weighted average number of Class A subordinate voting shares and Class B common shares outstanding during the period of 25,252,552 (2002 - 25,470,829). Dilutive options outstanding have increased the weighted average number of shares outstanding by 142,612 to 25,395,164 for the nine months ended September 30, 2003.

FINANCIAL CONDITION

CLIENT ACCOUNTS RECEIVABLE AND CLIENT DEPOSITS AND RELATED LIABILITIES

Client account balances in Dundee Wealth's brokerage subsidiary represent funds belonging to or owing from clients, or amounts that are pending settlement. These amounts may vary significantly on a day-to-day basis, although such variance does not necessarily reflect any change to the Company's financial position. As at September 30, 2003, client accounts receivable were $258.3 million (December 31, 2002 - $230.7 million) and client deposits and related liabilities were $262.2 million (December 31, 2002 - $260.7 million).

REAL ESTATE ASSETS

On June 30, 2003, the increase in the Company's interest in Dundee Realty was accounted for as a step acquisition using the purchase method of accounting. On that date, the purchase price was assigned to the assets and liabilities acquired and is detailed in Note 2 to the September 30, 2003 financial statements. Management's current estimate of the difference between the fair value of these assets and their assigned values on June 30, 2003 was $85.1 million, adjusted for taxes of $41.9 million, and has been applied to reduce the value of the real estate assets acquired. These amounts are included in negative goodwill and will be amortized into income over the life of the underlying capital or real estate assets, or will be recognized in income when these assets are sold.

During the quarter, Dundee Realty paid approximately $7 million towards its investment in land in Calgary and Edmonton. In addition, Dundee Realty realized proceeds from selling its interest in two malls in Edmonton and Salt Lake City, aggregating $4 million after repayment of $14 million of debt. Land and housing activity generated cash flows that were used to repay an additional $6 million of debt.

CORPORATE DEBT

On April 24, 2003, the Company successfully renegotiated its revolving term credit facility with a Canadian chartered bank and increased its operating line from $30 million to $55 million. Similar to the Company's previous arrangements, the new facility bears interest on a tiered basis in accordance with the Company's senior debt rating. The Company is in compliance with its financial covenants in respect of this facility. Concurrently, Dundee Wealth's term credit facility for $20 million with a Canadian chartered bank was repaid and terminated.

Total debt includes $46 million relating to real estate operations. Real estate debt consists of $4 million in respect of revenue properties, which is secured by revenue properties in Colorado and Saskatoon. Approximately $42 million is in respect of housing under construction. About $27 million of this amount relates to a condominium project in Toronto and will be repaid upon final completion of the sale of units which is expected to occur during the first quarter of 2004.

Dundee Wealth's brokerage subsidiary may borrow up to a maximum of $100 million pursuant to a call loan facility which was established to facilitate the securities settlement process for both client and firm inventory positions. As at September 30, 2003, the brokerage subsidiary had borrowed $4.3 million pursuant to this facility compared with $7.4 million at December 31, 2002.

SHARE CAPITAL

As at September 30, 2003, there were 24,042,280 Class A subordinate voting shares and 1,049,193 Class B common shares outstanding. During the first nine months of 2003, the Company issued 76,920 subordinate shares and added $599,000 to its stated capital as part of its Share Incentive Plan. In addition, the Company has issued 44,467 deferred share units to employees of the Company, each unit entitling the holder to a common share of Dundee Bancorp on retirement. The Company recognized share based compensation expense of $0.7 million in respect of these units. During 2003, the Company purchased 314,301 subordinate shares for cancellation pursuant to its normal course issuer bid at an aggregate cost of $4.7 million or approximately $14.94 per share.

During the year ended December 31, 1999, the Company recognized a $40.8 million dilution gain on the sale of a subsidiary's shares in share capital as opposed to recognizing such gain in earnings. To correct, the Company has retroactively reclassified the amounts from share capital to retained earnings in these financial statements. Consolidated shareholders' equity remains unchanged.

LIQUIDITY AND CAPITAL RESOURCES

Cash and short term investments have increased from $119.5 million at the end of 2002 to $151.6 million as at September 30, 2003. In addition to cash and short term investments, approximately 8% of the market value of the Company's investment portfolio is invested in mutual funds.

The Company's main operating subsidiaries operate in a regulated environment and are therefore subject to requirements whereby they must maintain required levels of capital, which is usually maintained in cash or other liquid assets. At September 30, 2003, all regulated entities complied with regulatory capital requirements and reported capital of $30 million in excess of requirements.

Significant changes in the Company's cash position and significant uses or sources of cash since December 31, 2002 are detailed below.

  In June 2003, $24.4 million was paid to the public shareholders of Dundee Realty as part of the plan of arrangement. As a result of the arrangement and the corresponding increase in the Company's interest in Dundee Realty, the operations of Dundee Realty have been consolidated in these financial statements. On the date of acquisition, Dundee Realty added $27.4 million of cash to the consolidated cash position of the Company. Since acquisition, proceeds from the disposition of real estate investment properties, together with land and housing operations, have resulted in the repayment of approximately $20 million in debt.

  Cash flows from operations (excluding real estate operations which generated a cash outflow of $7.2 million), before changes in non-cash working capital items, increased to $45.9 million in the first three quarters of 2003 from $18.5 million in the same period of the prior year. Improvements in operating cash flows are most prominent in the wealth management division.
  Proceeds from sales of investments were $110.8 million, $16.4 million of which were reinvested in the portfolio.

  During the first nine months of 2003, the Company financed $26.0 million of deferred sales commissions in Dundee Wealth.

  Dundee Bancorp made two semi-annual interest payments totaling $10.1 million to its debenture holders in respect of its $150 million, 6.70% senior debentures.

  Dundee Wealth paid $2.0 million towards the purchase price for acquiring the non controlling interest in a subsidiary company.

  Dundee Bancorp acquired 546,883 shares of Dundee Wealth in the open market at a cost of $3.3 million.

The Company provides a revolving line of credit to Dundee Wealth and Dundee Wealth's subsidiary, DWM Inc., to a maximum of $50 million. As at September 30, 2003, $23.2 million had been borrowed under this facility.

Management is of the view that cash flows generated from operations, together with the Company's borrowing facilities, will be sufficient to meet ongoing working capital requirements, including planned capital spending and debt servicing requirements.

COMMITMENTS

The Company has agreed to provide $190 million in financing to Dundee Wealth in connection with Dundee Wealth's recent announcement that it has entered into a definitive agreement to acquire: (i) 100% of the outstanding shares of Cartier Capital Financial Group Inc. for aggregate consideration of $123.4 million, (ii) outstanding debt of approximately $90 million, and (iii) 30% of Cartier Mutual Funds for $4 million. Of the total commitment, $90 million is a 6-month convertible loan which will convert into Dundee Wealth common shares at the price of Dundee Wealth's planned public offering, or otherwise at $7.90 per share. The balance is a $100 million one-year term facility which will match the terms of a one year bridge facility that the Company has arranged with a Canadian chartered bank. Dundee Wealth is proceeding with its announced equity issue, proceeds of which will be used to repay in whole or in part the $190 million in credit facilities provided by Dundee Bancorp to finance the offer.

MANAGING RISK
THE WEALTH MANAGEMENT DIVISION

The wealth management industry in Canada has experienced considerable growth in the past decade. In recent years, investors have endeavored to increase their knowledge of available investment products and services. Simultaneously, there has been an increase in the number, type and sophistication of products and services offered by financial institutions. The Company believes that these factors will result in an increased number of investors seeking some level of professional financial and investment advice in managing their investments. The Company's wealth management subsidiary, Dundee Wealth, is well positioned to meet this challenge as it continues to establish itself as a fully integrated wealth management business, combining professional investment management products and services with knowledgeable financial advisory professionals. Notwithstanding these facts, the Company perceives the following risks relating to Dundee Wealth and the wealth management division:

Attracting and retaining AUM and AUA

The profitability of Dundee Wealth is directly related to its ability to attract and retain AUM and AUA. These assets are subject to a fee, generally calculated as a percentage of the net asset value. Should a sizable number of clients seek to terminate their arrangements with Dundee Wealth and withdraw assets, the Company's profitability would be adversely affected.

Market influences

Volatility in domestic and international markets and changes in interest rates may challenge the Company. These factors are generally beyond the control of the Company but, to a significant degree, could impact on the Company's overall profitability.

Operating in a regulated environment

The regulatory operating environment for wealth management and financial services operations in Canada continues to expand, becoming more regimented and complex. The Company believes that its ability to comply with these emerging changes is dependent upon the establishment, implementation and maintenance of extensive compliance policies and procedures. Regardless of the Company's effectiveness in monitoring and administering established compliance policies and procedures, the Company may still be subject to claims by clients. The Company maintains various types of insurance to cover this potential risk and continuously evaluates the adequacy of its insurance coverage. In recent years, the cost of obtaining insurance has increased while the number of insurance providers has decreased. The ability to obtain insurance on reasonable economic terms may be more difficult in the future.

Competition

Dundee Wealth operates in a highly competitive environment. In order to remain competitive, Dundee Wealth must continue to be innovative in the development of financial products and solutions for its clients, it must continue to maintain its relative investment performance and it must provide the highest level of service to its clients. The Company believes, however, that Dundee Wealth's current fee structure is competitive with its industry peers.

INVESTMENT PORTFOLIO ACTIVITIES

The operating results of the Company's equity accounted investments are subject to risks associated with their respective industries and are generally beyond the control of the Company. The Company is required to record its share of income or loss from equity accounted investments and accordingly, earnings of the Company may be negatively affected. The major equity accounted investments operate in commercial real estate operations and the resource industry.

The Company's portfolio investments are in a variety of industry segments and therefore, each investment will be subject to specific risks inherent in the unique business environment in which it operates. Further, to the extent that the investment is a public company, the investment is subject to market forces which may fluctuate beyond the Company's control. Certain of the Company's private company holdings are illiquid and may be difficult to dispose. The Company may realize lower proceeds of disposition in the event that it is required to dispose of an investment at a point in time when market prices are low. The Company mitigates this risk by utilizing its revolving credit facilities so that it can maximize the timing of any dispositions.

REAL ESTATE OPERATIONS

Real estate is relatively illiquid. Such illiquidity may limit the Company's ability to vary its portfolio in response to changing economic or investment conditions. In recessionary times, it may be difficult to dispose of certain types of real estate. The costs of holding real estate could be considerable, and as a holder of real estate during a recessionary period the Company may be faced with ongoing expenditures with a declining prospect of incoming receipts.

The Company may choose not to develop land holdings due to, among other reasons, market conditions or the inability to raise the necessary funding for construction. Development of land holdings and properties that are to be constructed are subject to a variety of risks, some not within the Company's control. Such risks include lack of funding, variability in construction costs or unforeseeable delays.

As an owner of real property, the Company is subject to various federal, provincial and state laws relating to environmental matters. Such laws provide that the Company could be liable for the costs of removal and remediation of certain hazardous, toxic substances released on or in the Company's properties, or disposed of at other locations. The Company has policies and procedures in place to review and monitor environmental exposure which it believes mitigates these risks to an acceptable level.

OIL AND GAS OPERATIONS

The oil and natural gas industry is highly competitive and, in addition, the Company is exposed to a number of risks. Future revenues depend on benchmark prices for crude oil and natural gas, which fluctuate from time to time. Adverse fluctuations can have a significant negative effect on the Company's revenues. Oil and natural gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that additional oil or natural gas reserves in commercial quantities will be discovered by the Company. The Company's operations are subject to business risks inherent to the oil and natural gas industry. These risks can involve matters arising out of government policies, imposition of special taxes or similar charges by government bodies, foreign exchange rate fluctuations and controls, access to capital markets, civil disturbances, deprivation or unenforceability of contract rights or the taking of property without fair compensation.

FUTURE ACCOUNTING CHANGES

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

In June 2003, the CICA issued Accounting Guideline 15, Consolidation of Variable Interest Entities, ("AcG 15") which harmonizes the requirements of the Financial Accounting Standards Board (FASB) Interpretation No. 46 "Consolidation of Variable Interest Entities" in the United States with financial reporting requirements in Canada, and provides guidance for applying the principles in CICA Section 1590, Subsidiaries, to certain special purpose entities. AcG 15 provides guidance in identifying Variable Interest Entities ("VIEs") and requires a company to consolidate a VIE if the company is a Primary Beneficiary in the VIE. A Primary Beneficiary is defined as an entity that absorbs a majority of the VIE's expected losses or receives a majority of the VIE's expected residual returns, or both. AcG 15 is effective for all annual and interim periods beginning after November 1, 2004.

The Company is currently evaluating the impact of applying these standards to existing VIEs and has not yet completed its analysis. On a preliminary basis, the Company has identified certain mutual funds as a major category of VIEs with which the Company is involved. The Company, through its wealth management subsidiary, manages various mutual funds, which,at September 30, 2003 had assets totaling $7.8 billion. The Company earns a management fee in respect thereof, based on asset value. Otherwise, the Company's rights to the assets of these mutual funds, and obligations in respect to the liabilities of these mutual funds are restricted to the value of any seed capital invested in such mutual funds which, at September 30, 2003, totaled $41.9 million.

Certain of these mutual funds are organized as trusts and investors in them do not have voting rights comparable to those of a shareholder of a mutual fund corporation or other corporation. As such, these mutual fund trusts may be deemed VIEs. The Company may be deemed the Primary Beneficiary of certain of these mutual funds when such mutual fund experiences low volatility of returns, such as money market funds and income funds.

The impact of AcG 15 on mutual funds is currently under review by the CICA. The Company continues to assess the impact of AcG 15 as further guidance is provided by the CICA.

STOCK BASED COMPENSATION

In October, 2003, the CICA released amendments to Section 3870 "Stock Based Compensation" which are effective for years beginning on or after January 1, 2004. These amendments no longer permit the use of the intrinsic method to account for stock based compensation resulting from the award of stock options. Rather, stock options must be accounted for at fair value and expensed in the financial statements over their vesting period. The transition requirements of the amendments to Section 3870 require retroactive application but will permit prospective application if an enterprise elects to adopt these amendments before January 1, 2004. The Company currently uses the intrinsic method to account for the issuance of stock options in its financial statements, with pro forma disclosure as to the fair value of these stock option awards in the accompanying notes. The Company is currently assessing the alternatives of applying the amendments to these standards on a prospective versus retroactive basis. The effect to net income and to earnings per share of applying the standard on a prospective basis are detailed in the pro forma information provided in note 3 to the interim financial statements of the Company for the nine months ended September 30, 2003.

ASSET RETIREMENT OBLIGATIONS

In December 2002, the CICA approved new recommendations for Asset Retirement Obligations. The recommendation is effective for fiscal years beginning on or after January 1, 2004 and requires liability recognition for retirement obligations associated with the Company's oil and natural gas properties. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the Company expects to settle the retirement obligation. The total impact of the new recommendations to the Company's oil and gas operations has not yet been determined.

  References to EBITDA are to earnings before interest, taxes and other non-cash items. EBITDA is not a recognized measure under Canadian GAAP. Earnings before interest, taxes and other non-cash items are set out in Dundee Wealth's consolidated income statements. The Company believes that EBITDA is a useful supplemental measure to earnings or loss, as it provides investors with an indication of cash earnings prior to debt service in Dundee Wealth, depreciation and amortization of capital expenditures, including the amortization of deferred sales commissions, income taxes and other non-cash items. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to net earnings or loss determined in accordance with GAAP as an indicator of Dundee Wealth's performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. Dundee Wealth's method of calculating EBITDA may differ from methods by which other companies calculate EBITDA and, accordingly, EBITDA used herein may not be comparable to measures used by other companies.

  References to "AUM" are to assets under management, which represents the market value of client assets managed by Dundee Wealth or the Company's international division on a discretionary basis in respect of which the Company earns a management fee. References to "AUA" are to assets under administration, which represents the market value of client assets administered by Dundee Wealth in respect of which Dundee Wealth earns commissions and administrative and other fees. AUA and AUM are not recognized measures under Canadian GAAP. The Company's method of calculating AUM and AUA may differ from the methods by which other companies calculate AUM and AUA and, accordingly, AUM and AUA used herein may not be comparable to measures used by other companies.

***

This document contains certain forward-looking statements that reflect the current views and/or expectations of Dundee Bancorp Inc. with respect to its performance, business and future events. By their nature, these statements involve a number of risks, uncertainties and assumptions. Actual results and events may vary materially from those expressed or implied in these statements. The inclusion of this information herein should not be regarded as a representation by the Company, and investors are cautioned not to place undue reliance on such information.

Dundee Bancorp Inc. is a holding company dedicated to wealth management and financial services. Its domestic financial service activities are carried out through its 84%-owned subsidiary, Dundee Wealth Management Inc. Dundee Bancorp also provides financial services internationally through offices in Bermuda and the Cayman Islands. Together, these domestic and international financial services operations provide a broad range of financial products and services to individuals, institutions and corporations. Dundee Bancorp also has significant real estate operations carried out through its 85%-owned subsidiary, Dundee Realty Corporation, and its 37% partnership interest in Dundee Real Estate Investment Trust. Dundee Bancorp manages its own portfolio of investments, both directly and indirectly through wholly owned subsidiaries. The portfolio includes both publicly listed and private companies in a variety of sectors, including real estate, resources and financial services.
For further information contact:
Dundee Bancorp Inc.	Dundee Bancorp Inc.
Ned Goodman	Joanne Ferstman
President & Chief Executive Officer	Executive Vice President & Chief Financial Officer
(416) 365-5665	(416) 365-5010

DUNDEE BANCORP INC.
CONSOLIDATED BALANCE SHEETS

As at September 30, 2003 and December 31, 2002
(expressed in thousands of Canadian dollars) (unaudited)
	September 30, 2003	December 31, 2002

ASSETS
Cash and short term investments	$151,628	$119,467
Brokerage securities owned	16,736	12,201
Accounts receivable	108,960	48,830
Income taxes receivable	459	-
Client accounts receivable	258,268	230,730
Investment portfolio	353,768	428,925
Deferred sales commissions	75,423	81,089
Capital and other assets (note 5)	333,756	278,750
TOTAL ASSETS	$1,298,998	$1,199,992

LIABILITIES
Bank indebtedness	$4,317	$7,374
Accounts payable and accrued liabilities	125,973	61,977
Brokerage securities sold short	6,738	4,845
Income taxes payable	-	613
Client deposits and related liabilities	262,160	260,711
Corporate debt	259,693	238,628
Future income tax liabilities	9,355	38,434
	668,236	612,582

NON CONTROLLING INTEREST	113,430	108,444

SHAREHOLDERS' EQUITY
Share capital (note 6)
Common shares	288,284	290,727
Retained earnings (note 6)	229,206	188,239
Foreign currency translation adjustment	(158)	-
	517,332	478,966
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,298,998	$1,199,992
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE BANCORP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

For the three and nine months ended September 30, 2003 and 2002
(expressed in thousands of Canadian dollars, except per share amounts) (unaudited)
	Three Months		Nine Months
	2003	2002	2003	2002
REVENUES
Management and administration fees	$42,535	$27,086	$121,662	$86,813
Redemption fees	2,391	2,041	8,038	6,754
Financial services	38,217	26,372	103,726	92,785
Real estate revenue	29,916	-	29,916	-
Oil and gas sales, net of royalties	2,047	1,327	9,203	4,676
	115,106	56,826	272,545	191,028
Investment income	8,615	770	31,952	4,551
	123,721	57,596	304,497	195,579

EXPENSES
Selling, general and administrative	38,081	27,851	101,310	88,762
Variable compensation	21,519	16,090	58,303	53,732
Trailer fees	8,551	5,130	23,580	15,217
Operating costs, real estate	28,639	-	28,639	-
Operating costs, oil and gas properties	680	581	4,016	1,464
	97,470	49,652	215,848	159,175

OPERATING EARNINGS BEFORE INTEREST,
TAXES AND OTHER NON CASH ITEMS	26,251	7,944	88,649	36,404
Amortization of deferred sales commissions	10,488	7,260	31,685	23,141
Depreciation, depletion and amortization	2,802	2,108	6,770	6,413
Interest expense	3,714	3,352	11,478	9,785

OPERATING EARNINGS (LOSS)	9,247	(4,776)	38,716	(2,935)
Share of earnings (loss) of equity accounted investees	1,630	(2,007)	10,258	6,898
Increase in investment provision to reflect
decreases in value of investments	-	(3,973)	-	(3,973)
Dilution (loss) gain	318	-	(1,312)	-
Income taxes
Current	(3,621)	(2,232)	(3,701)	(8,872)
Future	(1,536)	5,205	1,467	6,894
Non controlling interest	(1,120)	477	(3,472)	155
NET EARNINGS (LOSS) FOR THE PERIOD	$4,918	$(7,306)	$41,956	$(1,833)

RETAINED EARNINGS AT BEGINNING OF PERIOD (note 6)	$224,861	$143,498	$188,239	$146,533
Net earnings (loss)	4,918	(7,306)	41,956	(1,833)
Goodwill impairment loss	-	-	-	(3,948)
Change in opening retained earnings to account for change
in accounting policy of equity accounted investees, net of tax	-	-	-	(2,124)
Premiums related to cancellation of share capital	(573)	-	(989)	(2,436)
RETAINED EARNINGS AT END OF PERIOD	$229,206	$136,192	$229,206	$136,192

EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share	$0.20	$(0.29)	$1.66	$(0.07)
Diluted earnings (loss) per share	$0.19	$(0.29)	$1.65	$(0.07)
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE BANCORP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three and nine months ended September 30, 2003 and 2002
(expressed in thousands of Canadian dollars) (unaudited)
	Three Months		Nine Months
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)	$4,918	$(7,306)	$41,956	$(1,833)
Non cash items in earnings (loss):
Depreciation, depletion and amortization	13,290	9,368	38,455	29,554
Net investment (gains) loss	(5,507)	101	(28,595)	(1,223)
Share of unremitted equity (earnings) loss	(1,630)	2,007	(10,258)	(6,898)
Increase in investment provision to reflect
decreases in value of investments	-	3,973	-	3,973
Dilution loss (gain)	(318)	-	1,312	-
Future income taxes	1,536	(5,205)	(1,467)	(6,894)
Real estate operations, net	(7,156)	-	(7,156)	-
Non controlling interest	1,120	(477)	3,472	(155)
Other	371	808	995	1,970
	6,624	3,269	38,714	18,494
Changes in:
Accounts receivable	(4,634)	1,284	(1,771)	10,569
Accounts payable and accrued liabilities	7,244	(3,885)	3,038	(1,969)
Bank indebtedness	1,816	776	(3,057)	8,115
Income taxes payable	3,082	506	(1,922)	(3,258)
Brokerage securities owned, net	(2,634)	(3,838)	(2,642)	(4,123)
Client accounts receivable, net of deposits and related liabilities	(18,871)	3,908	(26,089)	(28,945)
CASH PROVIDED FROM (USED IN) OPERATING ACTIVITIES	(7,373)	2,020	6,271	(1,117)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds on dispositions of portfolio investments	10,848	9,307	110,840	15,360
Acquisitions of portfolio investments	(923)	(3,823)	(16,449)	(13,891)
Acquisition of business, less cash therein of $27,384 (2002 - $32)	-	(10,712)	2,978	(10,712)
Sales commissions paid on distribution of mutual funds	(9,512)	(6,428)	(26,019)	(19,661)
Acquisition of shares in subsidiary	(397)	-	(3,251)	-
Acquisition of non controlling interest	-	-	(2,000)	-
Proceeds on dispositions of real estate investments	18,156	-	18,156	-
Acquisitions of real estate investments	(7,733)	-	(7,733)	-
Other	(1,186)	(4,968)	(5,639)	(12,070)
CASH PROVIDED FROM (USED IN) INVESTING ACTIVITIES	9,253	(16,624)	70,883	(40,974)
CASH FLOWS FROM FINANCING ACTIVITIES:
(Decrease) increase in corporate debt	(46,911)	(786)	(42,565)	2,988
Issuance of Class A subordinate shares, net of costs	351	211	561	1,619
Issuance of shares in subsidiaries to non controlling interest	632	648	2,117	1,696
Dividends paid to non controlling shareholders	(137)	(131)	(412)	(131)
Acquisition of Class A subordinate shares	(2,573)	(2)	(4,694)	(12,192)
CASH USED IN FINANCING ACTIVITIES	(48,638)	(60)	(44,993)	(6,020)
NET INCREASE (DECREASE) IN CASH DURING THE PERIOD	(46,758)	(14,664)	32,161	(48,111)
Cash and short term investments, beginning of period	198,386	84,548	119,467	117,995
CASH AND SHORT TERM INVESTMENTS, END OF PERIOD	$151,628	$69,884	$151,628	$69,884
Cash flows from operating activities include the following:
Interest paid	$3,714	$3,352	$11,478	$9,785
Taxes paid	$958	$2,229	$7,067	$13,556
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE BANCORP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2003 and 2002
(tabular amounts expressed in thousands of dollars, except per share amounts)
(unaudited)

Dundee Bancorp Inc., ("Dundee Bancorp" or the "Company") is a holding company dedicated to wealth management and financial services. Its domestic financial service activities are carried out through its 84%-owned subsidiary, Dundee Wealth Management Inc. ("Dundee Wealth"). Dundee Bancorp also provides financial services internationally through offices in Bermuda and the Cayman Islands. Together, these domestic and international financial service operations provide a broad range of financial products and services to individuals, institutions and corporations. Dundee Bancorp also has significant real estate operations carried out through its 85%-owned subsidiary, Dundee Realty Corporation. Dundee Bancorp manages its own portfolio of investments, both directly and indirectly through wholly owned subsidiaries. The portfolio includes both publicly listed and private companies in a variety of sectors, including real estate, resources and financial services.

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The interim consolidated financial statements of Dundee Bancorp Inc. have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as those disclosed in note 1 to the Company's audited consolidated financial statements for the year ended December 31, 2002. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2002.

2.       BUSINESS COMBINATIONS

Plan of Arrangement Involving Dundee Realty Corporation

On June 30, 2003, Dundee Bancorp completed a plan of arrangement involving Dundee Realty Corporation ("Dundee Realty") whereby the revenue producing properties of Dundee Realty were transferred to a newly created real estate investment trust, Dundee Real Estate Investment Trust ("Dundee REIT"). Dundee Bancorp and certain of the Dundee Realty management ("Management Shareholders") acquired all shares of Dundee Realty owned by the public shareholders for consideration of $3.00 and one unit of Dundee REIT per Dundee Realty share. Following the arrangement, Dundee Realty's operations consist primarily of its land and housing business.

On the date of the plan of arrangement, the Company's interest in Dundee REIT was reduced from 45% to 42% and the Company's interest in Dundee Realty's land and housing business was increased from 45% to 85%. The Management Shareholders hold the remaining 15% interest in Dundee Realty's land and housing business. The Company accounts for its investment in Dundee REIT on an equity basis. Subsequent to the plan of arrangement, the Company accounts for its investment in Dundee Realty on a consolidated basis.

The Company's total carrying value in Dundee Realty on the date of the plan of arrangement was $64.8 million, including cash of $24.4 million paid pursuant to the plan of arrangement and $40.4 million of historical carrying value, which includes the land and housing business portion of the Company's share of earnings and losses under the equity method of accounting, prior to the date of the plan of arrangement.

The increase in the Company's interest in Dundee Realty's land and housing business was accounted for as a step acquisition using the purchase method of accounting. The purchase price, as detailed in the table below, has been assigned to the assets and liabilities acquired based on information currently available and continues to be subject to revision. Management's current estimate of the difference between the fair value of these assets in the records of Dundee Realty and their assigned values on the date of acquisition is $85.1 million, adjusted for taxes of $41.9 million, and has been applied to reduce the value of real estate assets in these consolidated financial statements. These amounts are included in negative goodwill and will be amortized into income over the life of the underlying capital or real estate assets, or will otherwise be recognized in income when such assets are sold.
Net assets acquired at assigned values:
Capital and other real estate assets	$61,415
Future income tax assets	49,427
Corporate debt	(65,278)
Other assets, net of other liabilities	19,279
$64,843
Consideration paid:
Cash	$24,406
Carrying value of Dundee Realty's land and housing
business prior to plan of arrangement, net of tax	40,437
$64,843

Corporate debt assumed includes land mortgages and housing advances which are secured by charges on specific land and housing under development or land held for development.

Acquisition of Non Controlling Interest in Canada Dominion Group of Companies

On March 28, 2003, the Company acquired all shares of the Canada Dominion Group of Companies that it did not already own, being 49%, for cash of $4,000,000, $1,000,000 of which was paid at closing and $3,000,000 to be paid in three equal annual installments of $1,000,000. As the amount payable is non-interest bearing, it has been discounted at a rate of 6.7% with the resulting $2,639,000 being reported as corporate debt.

The acquisition has been accounted for as a purchase transaction and accordingly, the purchase price was allocated to the assets and liabilities acquired based on their estimated fair value on the date of acquisition. Investment management contracts acquired have been determined to have an indefinite life and therefore, the related intangible asset is not subject to amortization.
Investment management contracts	$3,609
Other assets acquired	774
Liabilities assumed	(744)
$3,639
Consideration paid:
Cash	$1,000
Deferred acquisition obligation	2,639
$3,639

An additional $1,000,000 was paid in respect of a non-compete agreement with the former shareholder, and is being amortized over a three year period.

Canadian First Financial Group Inc.

On August 2, 2002, Dundee Wealth completed a share purchase agreement whereby Dundee Wealth acquired all of the issued and outstanding shares of Canadian First Financial Group Inc. ("CFFG"), a public financial services management company. The acquisition has been accounted for as a purchase transaction and accordingly, the purchase price was allocated to the assets and liabilities acquired based on their estimated fair value on August 2, 2002. The total purchase price was $13,404,000 and was comprised of cash of $10,744,000 and additional obligations in the amount of $2,660,000. The amount by which the total purchase price exceeds the estimated fair value of the net assets acquired was $12,926,000 and has been included in "Capital and other assets" on the balance sheet. In accordance with the provisions of CICA Handbook Section 3062, "Goodwill and Other Intangible Assets", this goodwill will not be amortized.

Estimated fair value of assets acquired, net of liabilities assumed	$478
Aggregate purchase price	13,404

Goodwill	$12,926

Consolidated operating results for the nine months ended September 30, 2002 include the operating results of CFFG from the effective date of the acquisition, August 2, 2002.

3.       SHARE BASED COMPENSATION

Dundee Bancorp, and its 84%-owned subsidiary Dundee Wealth, may issue shares pursuant to their respective Share Incentive Plans. The terms under which shares may be issued to employees and others pursuant to these plans are detailed in note 10 to the Company's consolidated financial statements for the year ended December 31, 2002. Details of the Dundee Wealth Share Incentive Plans are included in note 11 to the consolidated financial statements of Dundee Wealth for the year ended December 31, 2002.

Share Purchase Plans

During the first nine months of 2003, participants contributed $120,000 to Dundee Bancorp's Share Purchase Plan and received 7,920 Subordinate Shares issued from treasury. The Company recognized compensation expense of $120,000 in respect of the Share Purchase Plan, of which $113,000 was used to purchase Subordinate Shares in the open market and $7,000 was used to issue shares from treasury.

During the first nine months of 2003, participants contributed $1,625,000 to the Dundee Wealth Share Purchase Plans and received 356,549 common shares of Dundee Wealth issued from treasury. Included in consolidated operating results is compensation expense of $1,625,000 in respect of the Dundee Wealth Share Purchase Plans

Share Bonus Plans and Reserved Share Arrangements

Dundee Bancorp issued 2,500 Subordinate Shares from treasury to an officer of the Company. Included in consolidated operating results is compensation expense of $31,000 in respect of these shares.

In the first three quarters of 2003, the Company's subsidiary, Dundee Wealth, issued 461,326 common shares of Dundee Wealth from treasury to employees and independent financial advisors. In previous years, the compensation committee of Dundee Wealth granted awards of a further 1,194,105 common shares of Dundee Wealth to employees conditional on such employees meeting certain performance or time-related criteria. In 2003, Dundee Wealth has included additional stock based compensation costs of $550,000 towards expected satisfaction of the criteria necessary to issue these shares. Total aggregate amounts accrued are $950,000.

Deferred Share Bonus Plans

During the first nine months of 2003, Dundee Wealth issued 40,571 common shares of Dundee Wealth from treasury pursuant to its Deferred Share Bonus Plans at a cost of $262,000.

Share Option Plans

The Company uses the intrinsic method to measure compensation expense related to awards of stock options to employees. In accordance with CICA requirements, the Company must provide, in note disclosure form, pro forma earnings determined using the fair value method. Under this method, the fair value of stock options is determined on their grant date and is recorded as compensation expense over the period that the stock options vest. There were no stock options issued by the Company during the first three quarters of 2003. Pro forma earnings in respect of options issued in previous years and new awards of stock options issued by equity accounted investees and consolidated subsidiaries are summarized below.
	Three months		Nine months
For the three and nine months ended September 30,	2003	2002	2003	2002
Earnings (loss) as reported	$4,918	$(7,306)	$41,956	$(1,833)
Valuation of options amortized over vesting period
Dundee Bancorp	(31)	-	(92)	(366)
Dundee Wealth	(153)	(1,036)	(380)	(2,263)
Eurogas	(33)	-	(87)	-
Equity accounted investees	(7)	(89)	(230)	(183)
Non controlling interest	43	166	106	359
Pro forma earnings (loss)	$4,737	$(8,265)	$41,273	$(4,286)

Pro forma basic and diluted earnings (loss) per share	$0.19	$(0.33)	$1.63	$(0.17)

Deferred Share Units

During the first nine months of 2003, the Company issued 44,467 deferred share units pursuant to the terms of its Deferred Share Unit Plan. The Company recognized directors' fee expense of $228,000 and other compensation expense of $435,000 in respect of this arrangement.

4.       SEGMENTED INFORMATION

Financial information is presented according to the following operating segments:

Wealth Management

The wealth management segment includes the operating results and net assets of the Company's financial services subsidiary, Dundee Wealth. This segment provides investment management and administrative services to Dynamic, DynamicNova, Dynamic Power and Dynamic Focus+ Mutual Fund families, the Viscount and Marquis Wealth Management Programs, diversiTrust Income Fund, diversiTrust Stable Income Fund, Dundee Precious Metals Inc., Dynamic Venture Opportunities Fund Ltd., CMP Resource Limited Partnerships, Canada Dominion Resources Limited Partnerships, other closed end funds, hedge funds, high net worth private individuals, institutions and corporations. This operating segment also includes the retail distribution and brokerage subsidiaries of Dundee Wealth which are engaged in retail distribution of financial products and are also engaged in institutional sales, trading, research and investment banking.

Real Estate Activities

The plan of arrangement involving Dundee Realty resulted in the Company owning an 85% interest in Dundee Realty's land and housing business. Subsequent to the plan of arrangement, the Company accounts for its investment in Dundee Realty on a consolidated basis. The real estate segment includes the operating results from the land and housing business from the effective date of the plan of arrangement, June 30, 2003.

Corporate and Investment Portfolio Activities

The corporate and investment portfolio activities include various revenues and expenses, including revenues generated and expenses incurred in the management of the Company's investment portfolio. Similar investment activities carried out by certain foreign subsidiaries are included in this segment.

International Activities

The Company's international activities are carried out through several wholly owned subsidiaries located in Bermuda and the Cayman Islands. Through these entities, the Company provides investment management and administrative services to mutual funds, hedge funds and other investment clients.
SEGMENTED EARNINGS	Wealth		Corporate and
	Management		Investment Portfolio		International			TOTAL
For the nine months ended September 30,	2003	2002	2003	2002	2003	2002	2003	2002
Revenues	$ 230,481	$ 183,484	$36,324	$8,714	$2,510	$2,522	$269,315	$194,720
Expenses	212,635	181,327	16,805	13,986	3,202	3,206	232,642	198,519
OPERATING EARNINGS (LOSS)	17,846	2,157	19,519	(5,272)	(692)	(684)	36,673	(3,799)
Other items:
Equity earnings	-	-	10,258	6,898	-	-	10,258	6,898
Investment provision	-	-	-	(3,973)	-	-	-	(3,973)
EARNINGS (LOSS) BEFORE TAXES, AND
OTHER NON SEGMENTED ITEMS	$ 17,846	$ 2,157	$29,777	$(2,347)	$(692)	$(684)	46,931	(874)
Dilution loss							(1,312)	-
Oil and gas properties							1,477	864
Real estate							566	-
Income taxes
Current							(3,701)	(8,872)
Future							1,467	6,894
Non controlling interest							(3,472)	155
							$41,956	$(1,833)

SEGMENTED EARNINGS		Wealth	Corporate and
	Management		Investment Portfolio		International			TOTAL
For the three months ended September 30,	2003	2002	2003	2002	2003	2002	2003	2002
Revenues	$ 82,282	$ 54,708	$9,068	$1,749	$1,058	$959	$92,408	$57,416
Expenses	75,659	56,277	7,481	4,851	1,108	1,016	84,248	62,144
OPERATING EARNINGS (LOSS)	6,623	(1,569)	1,587	(3,102)	(50)	(57)	8,160	(4,728)
Other items:
Equity earnings (loss)	-	-	1,630	(2,007)	-	-	1,630	(2,007)
Investment provision	-	-	-	(3,973)	-	-	-	(3,973)
EARNINGS (LOSS) BEFORE TAXES, AND
OTHER NON SEGMENTED ITEMS	$ 6,623	$ (1,569)	$3,217	$(9,082)	$(50)	$(57)	9,790	(10,708)
Dilution gain							318	-
Oil and gas properties							521	(48)
Real estate							566	-
Income taxes
Current							(3,621)	(2,232)
Future							(1,536)	5,205
Non controlling interest							(1,120)	477
							$4,918	$(7,306)

5.       CAPITAL AND OTHER ASSETS

			September 30, 2003	December 31, 2002
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Investment management contracts	$159,649	$7,446	$152,203	$148,594
Goodwill	73,502	14,551	58,951	59,307
Real estate assets	50,735	632	50,103	-
Oil and gas properties	42,628	3,594	39,034	37,223
Capital assets	61,426	43,009	18,417	21,134
Other	14,656	232	14,424	11,750
Corporate debt issue costs	1,565	941	624	742
	$404,161	$70,405	$333,756	$278,750

6.       SHARE CAPITAL AND RETAINED EARNINGS

During the year ended December 31, 1999, the Company recognized a $40.8 million dilution gain on the sale of a subsidiary's shares in share capital as opposed to recognizing such gain in earnings. To correct, the Company has retroactively reclassified the amounts from share capital to retained earnings in these financial statements. Consolidated shareholders' equity remains unchanged.

7.       CONTINGENCIES AND COMMITMENTS

A subsidiary of the Company has been named in a claim initiated by 19 former clients of a former financial advisor of Hewmac Investment Services Inc., each claiming approximately $1 million. Hewmac was acquired by Ross Dixon Financial Services Ltd. which was subsequently acquired by the Company as part of the acquisition of CFFG in August 2002. Management's initial analysis of the claim indicates that it is frivolous, unsubstantiated in the amounts of the claim and without merit. The Company intends to vigorously defend itself against this claim.

As part of the creation of Dundee REIT, Dundee Realty entered into certain contractual arrangements whereby Dundee Realty has agreed to continue to guarantee certain debt associated with properties where such properties and the associated debt have been transferred to Dundee REIT. At September 30, 2003, the aggregate of such guarantees was approximately $31 million. Dundee Realty has obtained an indemnification from Dundee REIT in respect of these guarantees.

Pursuant to a shareholders' agreement between the Company and the Management Shareholders, the Management Shareholders may require the Company to purchase their shares in Dundee Realty for cash equal to the fair market value of such shares if the purchase is to take place after June 30, 2005, or at the lower of fair market value and $24,395 per share (aggregating approximately $3.6 million) if such purchase takes place prior to June 30, 2005.

8.        SUBSEQUENT EVENT

Subsequent to September 30, 2003, Dundee Wealth announced that it had entered into a definitive agreement with Cartier Partners Financial Group Inc. ("Cartier") for the purchase of 100% of Cartier by way of public take-over bid for aggregate consideration of $123.4 million consisting of a combination of $95.2 million cash and 3.737 million common shares of Dundee Wealth. Dundee Wealth will also assume Cartier's debt, expected to be approximately $90 million, and acquire the 30% of Cartier's mutual fund subsidiary not owned by Cartier for $4 million. The Company has agreed to provide $190 million in bridge financing to Dundee Wealth in order to complete the offer. Of the total commitment made by the Company, $90 million is a 6-month convertible loan which will convert into common shares of Dundee Wealth at the price of Dundee Wealth's planned public offering, or otherwise at $7.90 per share. The balance is a $100 million one-year term facility which will match the terms of a one year bridge facility that the Company has arranged with a Canadian chartered bank. The Company will receive a fee of $2.9 million and a 3-year warrant to acquire 1.8 million common shares of Dundee Wealth at a price equivalent to the conversion price on the $90 million convertible loan. The proceeds of Dundee Wealth's planned equity issue will be used to repay in whole or in part the credit facilities provided by the Company to finance the offer.